Exhibit 12


     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE
        Computation of Ratio of Earnings to Fixed Charges


                                       Millions of Dollars
                                 --------------------------------
                                     Years Ended December 31
                                 --------------------------------
                                 1998   1997   1996   1995   1994
                                 --------------------------------
                                            (Unaudited)
Earnings Available for Fixed
  Charges
Income before income taxes,
  extraordinary items and
  cumulative effect of changes
  in accounting principles       $421  1,900  2,172  1,064    852
Distributions in excess of
  (less than) equity in
  earnings of less-than-fifty-
  percent-owned companies          (8)   (22)    76     (1)     2
Fixed charges, excluding
  capitalized interest and the
  portion of the preferred
  dividend requirements of a
  subsidiary not previously
  deducted from income*           331    352    328    364    340
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                                 $744  2,230  2,576  1,427  1,194
=================================================================

Fixed Charges
Interest and expense on
  indebtedness, excluding
  capitalized interest           $217    217    237    285    266
Capitalized interest               48     46     33     31     15
Preferred dividend requirements
  of a subsidiary and capital
  trusts                           53    113     68     73     56
One-third of rental expense,
  net of subleasing income,
  for operating leases             45     39     35     36     32
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                                 $363    415    373    425    369
=================================================================
Ratio of Earnings to Fixed
  Charges                         2.0    5.4    6.9    3.4    3.2
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*Includes amortization of capitalized interest totaling
 approximately $16 million in 1998, $14 million in 1997, and $10 million each in 1996, 1995 and 1994.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, which was repaid in June 1998. The $400 million loan was amended in 1994, 1995, and again in 1997. Consolidated interest expense includes interest attributable to the LTSSP borrowings of $3 million in 1995, and $1 million in 1994. Interest attributable to the LTSSP borrowings was minimal in 1998, 1997 and 1996.


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